Exhibit 99.1

News Release

3D Systems Corporation	CollPlant
333 Three D Systems Circle	4 Oppenheimer Street
Rock Hill, SC 29730	Rehovot
www.3dsystems.com	7670104 Israel
NYSE:DDD	www.collplant.com
NASDAQ :CLGN

Investor Contact:	Email: investor.relations@3dsystems.com	Investor & Media Contact:	Eran Rotem, Deputy CEO
Media Contact:	Nicole York		Email: Eran@CollPlant.com
Email: press@3dsystems.com

3D Systems and CollPlant Biotechnologies Join Forces to Accelerate Breakthroughs in Regenerative Medicine

ROCK HILL, South Carolina and REHOVOT, Israel, January 13, 2020 – Today, 3D Systems (NYSE:DDD) and CollPlant Biotechnologies (NASDAQ:CLGN), announced signing a joint development agreement intended to play a pivotal role in advancing and accelerating breakthroughs in the biomedical industry. The collaboration brings together two industry pioneers--3D Systems, renowned for its 3D printing technologies and healthcare expertise; and CollPlant, the developer of proprietary recombinant human collagen (rhCollagen) BioInk technology currently used for 3D bioprinting of tissues and organs. The two companies plan to jointly develop tissue and scaffold bioprinting processes for third party collaborators.

3D Systems and CollPlant recognized an unmet market need for a comprehensive solution to produce tissues and scaffolds for regenerative medicine applications. The companies intend to create integrated 3D bioprinting solutions comprised of state-of-the-art 3D bioprinters and BioInks to produce tissues and scaffolds. In accordance with the collaboration agreement, both companies may use a combination of 3D Systems’ printers, CollPlant’s BioInks, and new formulations of rhCollagen-based BioInks jointly developed by the companies, for their own products, as well as for deployments with third parties.

“3D Systems is excited to work with CollPlant to develop groundbreaking bioprinted tissue and scaffold technologies,” said Chuck Hull, co-founder and chief technology officer, 3D Systems. “We believe 3D printing to be a key technology for regenerative medicine, and this collaboration is one of many we are entering to play an integral role in this exciting field. Combining our innovative 3D printing technologies with CollPlant’s rhCollagen based BioInks has the potential to make a significant impact in bioprinting and regenerative medicine. “

“We strongly believe that our proven rhCollagen is the finest building block for regenerative medicine tissues and scaffolds available today,” Yehiel Tal, chief executive officer of CollPlant, stated. “As the leading additive manufacturing printing solutions company, 3D Systems is the perfect partner for us. Together, we can offer the best combined technology for 3D bioprinting. We are honored to have established this important collaboration and we look forward to working together to advance 3D bioprinting technology to the commercial phase.”

About 3D Systems

More than 30 years ago, 3D Systems brought the innovation of 3D printing to the manufacturing industry. Today, as the leading AM solutions company, it empowers manufacturers to create products and business models never before possible through transformed workflows. This is achieved with the Company’s best-of-breed digital manufacturing ecosystem - comprised of plastic and metal 3D printers, print materials, on-demand manufacturing services and a portfolio of end-to-end manufacturing software. Each solution is powered by the expertise of the company’s application engineers who collaborate with customers to transform manufacturing environments. 3D Systems’ solutions address a variety of advanced applications for prototyping through production in markets such as aerospace, automotive, medical, dental and consumer goods. More information on the company is available at www.3dsystems.com.

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant’s proprietary plant based genetic engineering technology.

Our products address indications for the diverse fields of organ and tissue repair, and are ushering in a new era in regenerative medicine. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. In October 2018, we entered into a licensing agreement with United Therapeutics, whereby United Therapeutics is using CollPlant’s BioInks to develop the manufacture of 3D bioprinted lungs for transplant in humans.

For more information about CollPlant, visit http://www.collplant.com

Safe Harbor for Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s and 3D Systems’ objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant and 3D Systems each intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s and 3D Systems’ actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the CollPlant’s history of significant losses and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; CollPlant’s and 3D Systems’ expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen-based BioInk; the CollPlant’s and 3D Systems’ or its business partners ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen-based BioInk, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the CollPlant’s rhCollagen-based BioInk and 3D Systems’ technologies; CollPlant’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third-party distributors and resellers; the CollPlant’s and 3D Systems’ ability to establish and maintain strategic partnerships and other corporate collaborations; CollPlant’s and 3D Systems’ reliance on third parties to conduct some aspects of its product manufacturing; the scope of protection CollPlant and 3D Systems are able to establish and maintain for intellectual property rights and the companies’ ability to operate their business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the companies operate; projected capital expenditures and liquidity; changes in the companies’ strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant and 3D Systems is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F and 3D Systems’ most recent annual report on Form 10-K, and in other periodic filings, that CollPlant and 3D Systems have filed with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s and 3D Systems’ current views with respect to future events, and neither company undertakes, and each company specifically disclaims, any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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